UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Current Report on Form 6-K (the “Initial Report”) of Autozi Internet Technology (Global) Ltd. (the “Company”), originally filed with the United States Securities and Exchange Commission on February 20, 2025, is being filed solely for the purpose of disclosing the amendment of a typographical error. Specifically, the statement “the required filing with the China Securities Regulatory Commission was not completed until February 19, 2025” has been corrected to read as follows: “the required filing with the China Securities Regulatory Commission shall be filed within 3 business days after February 19, 2025.”

This Amendment is identical to the Initial Report, except as expressly set forth herein, and does not reflect any events occurring after the date of the Initial Report, nor does it modify or update any other information contained therein.

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

As previously reported on the Current Report on Form 6-K (the “Initial 6-K”) of Autozi Internet Technology (Global) Ltd. (the “Company”), filed with the Securities and Exchange Commission on January 31, 2025, on January 27, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) entered into a securities purchase agreement (the “Original Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Original Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, senior unsecured convertible notes of the Company pursuant to the terms of the Original Purchase Agreement, in the aggregate original principal amount of up to $27,500,000, convertible into Class A ordinary shares of the Company (“Ordinary Shares”).

On February 19, 2025, the Company entered into an amended and restated securities purchase agreement (the “Amended Purchase Agreement”) and amended and restated registration right agreement (“Amended Registration Rights Agreement”) with the Investor and issued a senior unsecured convertible note in the principal amount of $3,016,958.33 (the “Reissued Note”), which voided the previously issued senior unsecured convertible note dated as of January 27, 2025, with a principal amount of $3,500,000 (the “Original Note”), and issued six warrants (the “Reissued Incremental Warrants”), each having the right to purchase a senior unsecured convertible note in the original principal amount of $4,000,000 (“Incremental Notes”) which canceled the six previously issued warrants dated as of January 27, 2025 (the “Original Incremental Warrants”), pursuant to the terms of the Amended Purchase Agreement. The Investor will wire to the Company the remaining monies that were initially withheld from the funding of the Reissued Note upon the effectiveness of the registration statement on Form F-1.

The entering into the Amended Purchase Agreement and Amended Registration Rights Agreement, and the issuance of the Reissued Note and the Reissued Incremental Warrants, were necessary due to a transmittal issue affecting the initial closing that was scheduled for January 27, 2025, as the funds from the issuance of the Original Note were not received in the Company’s bank account until February 11, 2025, and the required filing with the China Securities Regulatory Commission shall be filed within 3 business days after February 19, 2025.

The terms of the Amended Purchase Agreement are substantially the same as the terms of the Original Purchase Agreement, except that, among other things:

●	the aggregate original principal amount, which includes accrued interest of $16,958.33, of all the senior unsecured convertible notes issuable pursuant to the Amended Purchase Agreement is $27,516,958.33.

The terms of the Reissued Note are substantially the same as the terms of the Original Note, except that, among other things:

●	the principal amount of the Reissued Note includes accrued interest of $16,958.33 in addition to the initial principal amount of the Original Note; and

●	the initial Conversion Price is equal to the closing sale price of the ordinary shares, par value $0.000001 per share, of the Company (“Ordinary Shares”) on February 14, 2025, or $0.60.

The terms of the Amended Registration Rights Agreement and Reissued Incremental Warrants are the same as the Original Incremental Warrants, except for the issuance date of February 19, 2025.

In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering. In addition, the Company relied upon home country practices in the Cayman Islands in connection with the transactions contemplated by the Purchase Agreement and not to follow Nasdaq Rule 5635(d), which would otherwise require shareholder approval for such transactions.

The Original Purchase Agreement was previously filed in the Initial Report while the Amended Purchase Agreement, the Amended Registration Rights Agreement, the Reissued Note, the form of Incremental Note and the form of Reissued Incremental Warrant are filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, to this Current Report on Form 6-K/A (this “Amendment”) and incorporated herein by reference. The above descriptions of the terms of the Reissued Notes, the form of Incremental Notes, the Amended Purchase Agreement, the Amended Registration Rights Agreement and form of subsequent Reissued Incremental Warrants are qualified in their entirety by reference to the respective exhibits.

Except as amended herein, all of the information previously reported in the Initial Report that is not inconsistent with the information in this Amendment is incorporated by reference herein. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Initial Report.

Exhibits Index

Exhibit No.	Description

4.1	Senior Unsecured Convertible Promissory Note dated as of February 19, 2025, issued by the Company to an investor.
4.2	Form of Incremental Note.
4.3	Form of Incremental Warrant dated as of February 19, 2025, issued by the Company to an investor.
10.1	Amended and Restated Securities Purchase Agreement, dated February 19, 2025, by and between the Company and the Investor
10.2	Amended and Restated Registration Rights Agreement, dated February 19, 2025, by and between the Company and the Investor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board